

September 24, 2010

Mr. James R. Zarley
Chief Executive Officer
ValueClick, Inc.
30699 Russell Ranch Road, Suite 250
Westlake Village, CA 91362

      Re: ValueClick, Inc.
             Form 10-K for fiscal year ended December 31, 2009
             Filed February 26, 2010
             File No. 001-31357

Dear Mr. Zarley:

      We have completed our review of your Form 10-K and have no further comments at this time.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director

cc: Stewart McDowell, Esq.
        Via Facsimile: (415) 374-8461